UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14F-1

                      INFORMATION STATEMENT
                PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 14f-1 THEREUNDER

                         DENTALSERV.COM.
                    _________________________
(Exact name of registrant as specified in its corporate charter)

                            000-52077
                        ________________
                       Commission File No.

             NEVADA                         91-2015980
     ______________________             __________________
    (State of Incorporation)              (IRS Employer
                                        Identification No.)


  20 West 55th Street, Floor 5, New York, New York      10010
  ________________________________________________     ________
     (Address of principal executive offices)         (Zip Code)


                        (212) 849-8225
               ___________________________________
      (Registrant's telephone number, including area code)



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                         DENTALSERV.COM
                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about December 18, 2006 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock") of DentalServ.Com, a Nevada corporation (the "Company") on the Record date, December 15, 2006.

On December 15, 2006, Mr. Harry Miller (the "Seller"), the former majority shareholder, Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Messrs. Lorne Demorse and Zane Weaver (the "Selling Stockholders") and with the Seller the "Sellers") and Vision Opportunity Master Fund, Ltd. (the "Purchaser"). Under the terms of the Stock Purchase Agreement, the Sellers sold to Vision Opportunity Master Fund, Ltd., 5,016,150 shares, (the "Shares") of the common stock of the Company, representing approximately 90% of the Company's issued and outstanding shares of capital stock, effective December 15, 2006. The Purchaser paid $650,000, or approximately $0.13 per share, for the Shares. As required by the Stock Purchase Agreement, Mr. Miller resigned as chief executive officer, chief financial officer, president, Secretary, and Treasurer of the Company and appointed Dr. Lawrence Chimerine as President and Chief Executive Officer and Mr. Robert Scherne as Chief Financial Officer, Secretary and Treasurer of the Company, effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. Mr. Miller also plans to resign as a Director of the Company and appoint Dr. Lawrence Chimerine as Director of the Company. The changes to the board of Directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU  ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU
ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

On December 15, 2006, there were 5,574,500 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 15, 2006, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our Directors, and (iii)



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officers  and  Directors as a group. Unless otherwise  indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

_____________________________________________________________________
Title of class Name and address of            Number of    Percentage
               beneficial owner               Shares of     of Common
                                             Common Stock   Stock(1)
_____________________________________________________________________
Common Stock   Vision Opportunity Master Fund, Ltd.
               20 W. 55th Street, Floor 5,
               New York, NY 10010            5,016,150(2)      90%(2)
_____________________________________________________________________
Common Stock   Adam Benowitz
               20 W. 55th Street, Floor 5,
               New York, NY 10010            5,016,150(2)      90%(2)
_____________________________________________________________________
Common Stock   Lawrence Chimerine
               20 W. 55th Street, Floor 5,
               New York, NY 10010                   -0-          -0-
_____________________________________________________________________
Common Stock   Robert Scherne
               20 W. 55th Street, Floor 5,
               New York, NY 10010                   -0-          -0-
_____________________________________________________________________
Common Stock   Harry Miller
               P.O. Box 741,  Bellevue,
               Washington, 98009               130,000(3)    2.33%(3)
_____________________________________________________________________
Common Stock   All Officers and Directors
               as a Group (4 persons)          130,000(3)     2.33(3)
_____________________________________________________________________

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and
     (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of December 15, 2006, there were 5,574,500 shares of our common stock issued and outstanding.

(2) The shares are held in the name of Vision Opportunity Master Fund, Ltd., a Cayman Islands limited liability company. Mr. Adam Benowitz is the Chief Executive Officer and Director of Vision Opportunity Master Fund, Ltd. These shares were acquired by Vision Opportunity Master Fund, Ltd. from Messrs. Harry Miller (4,765,000 shares) and Lorne Demorse (206,150 shares) pursuant to the Stock Purchase Agreement dated December 15, 2006.


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(3)  Mr. Harry Miller will resign as a Director ten days from the date of mailing of this Information Statement. Dr. Lawrence Chimerine, who was appointed President and Chief Executive Officer on close of the Stock Purchase Agreement, will become Director of the Company ten days from the date of mailing of this Information Statement.

3. Changes in Control

On December 15, 2006, Mr. Harry Miller (the "Seller"), the former majority shareholder, President, Secretary, Treasurer, and Director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Messrs. Lorne Demorse and Zane Weaver (the "Selling Stockholders") and with the Seller the "Sellers") and Vision Opportunity Master Fund, Ltd. (the "Purchaser"). Under the terms of the Stock Purchase Agreement, the Sellers sold to Vision Opportunity Master Fund, Ltd., an aggregate of 5,016,150 shares of the common stock of the Company, representing approximately 90% of the Company's current issued and outstanding capital stock, effective December 15, 2006. As a result of the Stock Purchase Agreement, Mr. Miller resigned as Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer of the Company and appointed Dr. Lawrence Chimerine as President and Chief Executive Officer and Mr. Robert Scherne as Chief Financial Officer, Secretary and Treasurer of the Company. These changes in officers of the Company were effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. Mr. Miller also plans to resign as a Director of the Company and appoint Dr. Lawrence Chimerine as Director of the Company. The changes to the Board of Directors of the Company will not be effective until at least ten days after this Schedule 14F Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This date is anticipated to be on or about December 15, 2006.

We are not aware of any arrangement that might result in another, subsequent change in control.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, Mr. Harry Miller will tender a letter of resignation to the Board to resign as Director. Mr. Miller resigned as an officer of the Company on December 15, 2006. Dr. Lawrence Chimerine has been appointed President and Chief Executive Officer and Mr. Robert Scherne has been appointed Chief Financial Officer, Secretary and Treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement (December 15, 2006). Dr. Lawrence Chimerine will be appointed as Director to be effective ten days after the delivery of this Information Statement to our shareholders.

The   following  tables  set  forth  information  regarding   our
executive officers and Directors prior to the closing of the Stock Purchase Agreement:

Directors:

Name of Director         Age
----------------         ---

Harry Miller             72



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Executive Officers:

Name of Officer          Age       Office(s) Previously Held
---------------          ---       -------------------------

Harry Miller             72        Chief Executive Officer, Chief
                                   Financial Officer, President,
                                   Secretary, and Treasurer

Set forth below is a brief description of the background and business experience of each of our executive officers and Directors for the past five years.

Mr. Harry Miller has been President, Chief Executive Officer, Secretary, Treasurer, Acting Chief Financial Officer and sole Director of DentalServ.Com since December 15, 1999. Mr. Miller has years of experience in starting new enterprises; having spent the last thirty years in forming many companies and providing consulting services to a variety of businesses. Many of these companies were in the medical products and health care industries. Currently he is associated with Eastside Mortgage, LLC. of Bellevue, Washington where he maintains a real estate license and analyzes funding proposals, primarily construction loans, for his investment portfolio and that of the principal of the firm. In 1991, Mr. Miller established Solar Health Care of Florida, investing in the Medicaid HMO industry. As CEO of Solar Health Care, he developed its business plan that included leasing office space, preparing and filing the complex application to the state, hiring staff and negotiating the purchase of an existing HMO. During the subsequent five year period, Mr. Miller entered into a contractual arrangement to provide medical care to over 8,000 patients. At the end of his tenure intense competitive pressures caused the company to be wound up. Mr. Miller is the former Director and officer of the following reporting issuers:
(1) Coronation Acquisition Corp., a former blank check company, now known as Supreme Realty Investments, Inc.; (2) a blank check company known as Black Gardena Corp. which has not yet found a project; (3) and of Medina Coffee, Inc., now known as China Bak Battery Inc. Medina Coffee was in the business of espresso carts and cafes.

The following tables set forth information regarding our executive officers and Directors after closing this Stock Purchase Agreement. The appointment of Dr. Lawrence Chimerine as Director will not be effective until at least ten days after this Information Statement:

Directors:

Name of Director         Age
----------------         ---

Lawrence Chimerine       66


Executive Officers:
Name                     Age       Office(s) Held
----                     ---       --------------

Lawrence Chimerine       66        President, Chief Executive
                                   Officer
Robert Scherne           50        Chief Financial Officer,
                                   Secretary, and Treasurer



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Set  forth  below  is a brief description of the  background  and business experience of each of our post-change of control officers and proposed Directors for the past five years.

Dr. Lawrence Chimerine was appointed as our President and Chief Executive Officer on December 15, 2006. Dr. Chimerine is expected to be appointed as Director of the Company to take effect ten days after the delivery of a Schedule 14F Information Statement. Dr. Chimerine is also founder and president of Radnor International Consulting Inc., based in Radnor, Pennsylvania, partner and member of the Investment Committee of Miller Investment Management and a director of House of Taylor Jewelry, Inc., a publicly held Los Angeles-based international jewelry company, since September 2005. For more than 25 years as an economic consultant, Dr. Chimerine has counseled major Fortune 500 companies, financial institutions and government agencies, providing private consultation on the state of the U.S. and world economies, specific industries and sectors, and the impact of economic conditions on decision making, budgeting, and strategic planning. He serves on numerous corporate boards, is a member of various professional associations and has held teaching positions at three universities.

From 1965 to 1979, Dr. Chimerine was Manager, U.S. Economic Research and Forecasting, IBM Corporation. He left IBM to assume the chairmanship at Chase Econometrics, and in 1987, was appointed chairman and CEO of The WEFA Group. During the 1990's, Dr. Chimerine was Managing Director and Chief Economist at the Economic Strategy Institute (ESI) in Washington, D.C.

Mr. Robert Scherne was appointed as our Chief Financial Officer, Secretary and Treasurer as of December 15, 2006. Mr. Scherne is also the Chief Financial Officer and Secretary of International Imaging Systems, Inc. a publicly held Delaware Company. He has been the principal of Robert C. Scherne, CPA, PC, since March 2003. Prior to that, Mr. Scherne was employed as an accountant by Merdinger, Fruchter, Rosen and Company from December 1993 to December 2002; by Louis Sturz & Co. and its successor firm, Grossman, Russo & Shapiro, from July 1986 until November 2002; and by L.H. Frishkoff & Co. and its successor firm, A. Uzzo &Co., from July 1978 to June 1986. Mr. Scherne holds a BBA in Accounting from Pace University (New York City), and is an active member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of Directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and Directors described above.



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LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which the Purchaser, any Director, officer, or any owner of record or beneficial owner of more than five percent (5%) of any class of voting securities of the Company, or any affiliate of the Purchaser, or of any such Director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None   of   the  following  parties  has,  since  our   date   of
incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  *    Any of our Directors or officers;
  * Any person proposed as a nominee for election as a Director;
  * Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  *    Any of our promoters;
  * Any relative or spouse of any of the foregoing persons who has the same house as such person.

On December 15, 1999, we issued 900,000 shares of common stock to our president, Mr. Miller, at a price of $0.001 per share for total cash consideration of $1,800. This issuance was made to Mr. Miller, who is a sophisticated individual and was in a position of access to relevant and material information regarding our operations. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 and are restricted shares as defined in the Act. On September 20, 2003, the Company authorized a stock split of 5.5 shares for each outstanding share.

As of December 15, 2006, Mr. Miller has forgiven the loan he had provided the Company which amounted to an aggregate total of $8,271. This amount was forgiven as one of the requirements of the Share Purchase Agreement. This loan was unsecured, due on demand and did not bear interest.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and Directors, and persons who beneficially own more than ten percent (10%) of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and greater than ten percent (10%) shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended December 31, 2005 and the quarter ended September 30, 2006 all such filing requirements applicable to our officers and Directors were complied with.



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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation paid to our President and Chief Executive Officer during the last three (3) complete fiscal years. No other officer or Director received annual compensation in excess of $100,000 during the last three
(3) complete fiscal years.


____________________________________________________________________________
SUMMARY COMPENSATION TABLE
____________________________________________________________________________
Name and      Year      Annual          Long Term                  All Other
Principal            Compensation      Compensation                Compen-
Position                                                           sation
____________________________________________________________________________
                  Salary Bonus Other        Awards        Payouts
                              Annual
                              Compen-
                              sation
____________________________________________________________________________
                                    Securities Restricted   LTIP
                                      Under      Stock    Payouts
                                     Options/   Award(s)
                                       SARs
                                     Granted
____________________________________________________________________________
Harry Miller   2005 Nil   Nil   Nil    Nil        Nil        Nil      Nil
               _____________________________________________________________
President, CEO 2004 Nil   Nil   Nil    Nil        Nil        Nil      Nil
               _____________________________________________________________
and Director   2003 Nil   Nil   Nil    Nil        Nil        Nil      Nil
____________________________________________________________________________


Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made during the fiscal year ended December 31, 2005 to our named executive officers or any other parties.

Long-Term Incentive Plans.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for Directors or executive officers, except that our Directors and executive officers may receive stock options at the discretion of our board of Directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or executive officers, except that stock options may be granted at the discretion of our Board of Directors.

Compensation of Directors.

No cash compensation was paid to our sole Director for his services as a Director during the fiscal year ended December 31, 2005. We have no standard arrangement pursuant to which our Directors are to be compensated for their services in their capacity as Directors except for the granting, from time to time, of incentive stock options. The board of Directors may award special remuneration to any Director undertaking any special services on behalf of our company, other than services ordinarily required of a Director. Other than indicated below, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.



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Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plans.

Employment Contracts and Termination of Employment or  Change  of
Control

We  have  no  plans  or arrangements in respect  of  remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

We do not pay to our Directors any compensation for serving as a Director on our Board of Directors.

Dated: December 18, 2006     By Order of the Board of Directors

                             DENTALSERV.COM

                             By: /s/Lawrence Chimerine
                                 -----------------------------
                             Dr. Lawrence Chimerine
                             President and Chief Executive Officer




















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